Mail Stop 4561

December 22, 2008

By U.S. Mail and Facsimile to: (973) 697-5809

Mr. Thomas J. Shara
President and Chief Executive Officer
Lakeland Bancorp, Inc.
250 Oak Ridge Road
Oak Ridge, NJ 07438

> **Re: Lakeland Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 17, 2008**
> **File No. 000-17820**

Dear Mr. Shara:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   Noting your disclosure on page eight regarding the purposes of the preferred stock, please describe in greater detail why you plan to participate in the Capital Purchase Program.

2.   Noting your disclosure in the footnotes to the pro forma financial information, please describe in the body of the document how you expect to use the proceeds you receive in the Capital Purchase Program.

3.   Please discuss how your participation in the Capital Purchase Program may (i) impact the holders of any outstanding senior classes of your securities; (ii) impact the rights of your existing common shareholders; and (iii) dilute the interests of your existing common shareholders.

4.   Please clearly state that the Company intends to participate in the Treasury Department's program for "public" companies. In addition, any pro forma information that the Company provides should disclose that it has been prepared in accordance with the "public" company program.

Financial Statements

5.   Footnote 1 to the pro forma balance sheet on page 13 should disclose the particular type of investment securities and where this rate is derived from (i.e. current market rates).

6.   Noting your disclosure in footnote 2 to the pro forma balance sheet on page 13, it appears that the Company is determining the fair value of the warrants and allocating that amount to the warrants with the difference allocated to the preferred stock. This is not a true relative fair value model as it is necessary to allocate the proceeds based on the fair value of each piece. Please revise your disclosures as necessary.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Staff Attorney

cc: Mr. Tim Matteson
        General Counsel, Lakeland Bancorp, Inc.
        250 Oak Ridge Road
        Oak Ridge, NJ 07438